Mail Stop 3561

August 3, 2006

Mr. Lyle Durham, Chief Executive Officer
LFG International, Inc.
15321 Main Street NE, Suite 102
P.O. Box 5000 PMB 152
Duvall, WA 98019

>   **Re: LFG International, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Form 10-QSB for Fiscal Quarter Ended**
>   **March 31, 2006**
>   **File No. 333-103986**

Dear Mr. Durham:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A. Controls and Procedures

1. You refer to Rules 13a-14(c) instead of Rules 13a-15(e) or 15d-15(e) of the Exchange Act. Please revise to refer to the rules that are relevant to your company.

2. You state you carried out an evaluation of the effectiveness of your disclosure controls and procedures as of December 31, 2005. Please note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period covered by the report." Please revise your disclosure accordingly.

3. You state that you maintain a "system of internal accounting controls…" and "there were no significant changes to this system of "internal controls" or in other factors that could significantly affect those controls." Please note that Item 308(c) of Regulation S-B requires you to disclose any change in the small business issuer's "internal control over financial reporting" since the small business issuer's last fiscal quarter or fourth fiscal quarter in the case of an annual report. Please revise your disclosure accordingly.

Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Item 3 – Controls and Procedures

4. Please revise your disclosures to comply with Items 307 and 308(c) of Regulation S-B. Though the Item 3 disclosures included in your Form 10-QSB are different from the related disclosures in your Form 10-KSB, you may refer to our comments above to assist you in complying with the rules.

Closing Comments

As appropriate, please amend your filing and respond to these comments no later than August 25, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies